SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

ENTERA BIO LTD.

(Name of Issuer)

Ordinary Shares, nominal value of NIS 0.0000769
per share

(Title of Class of Securities)

M40527109

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M40527109	13G	Page 2 of 14 Pages

1.	Names of Reporting Persons Pontifax (Israel) 4, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 420,940[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 420,940[1]
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 420,940[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.6%
12.	Type of Reporting Person (See Instructions) PN

1.	Consists of 300,690 ordinary shares owned by Pontifax (Israel) 4, Limited Partnership and warrants to purchase 120,250 ordinary shares exercisable within 60 days of December 31, 2018. Pontifax 4 GP, Limited Partnership is the general partner of Pontifax (Israel) 4, Limited Partnership, Pontifax (Cayman) IV, L.P. and Pontifax (China) IV, L.P. Pontifax Management 4 GP (2015) Ltd. is the general partner of Pontifax 4 GP, Limited Partnership. Ran Nussbaum and Tomer Kariv are directors of Pontifax IV G.P. (2015) Ltd.

CUSIP No. M40527109	13G	Page 3 of 14 Pages

1.	Names of Reporting Persons Pontifax (Cayman) IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 205,010[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 205,010[1]
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 205,010[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.8%
12.	Type of Reporting Person (See Instructions) PN

1.	Consists of 146,380 ordinary shares owned by Pontifax (Cayman) IV, L.P. and warrants to purchase 58,630 ordinary shares exercisable within 60 days of December 31, 2018. Pontifax 4 GP, Limited Partnership is the general partner of Pontifax (Israel) 4, Limited Partnership, Pontifax (Cayman) IV, L.P. and Pontifax (China) IV, L.P. Pontifax Management 4 GP (2015) Ltd. is the general partner of Pontifax 4 GP, Limited Partnership. Ran Nussbaum and Tomer Kariv are directors of Pontifax IV G.P. (2015) Ltd.

CUSIP No. M40527109	13G	Page 4 of 14 Pages

1.	Names of Reporting Persons Pontifax (China) IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 227,500[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 227,500[1]
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 227,500[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.0%
12.	Type of Reporting Person (See Instructions) PN

1.	Consists of 162,500 ordinary shares owned by Pontifax (China) IV, L.P. and warrants to purchase 65,000 ordinary shares exercisable within 60 days of December 31, 2018. Pontifax 4 GP, Limited Partnership is the general partner of Pontifax (Israel) 4, Limited Partnership, Pontifax (Cayman) IV, L.P. and Pontifax (China) IV, L.P. Pontifax Management 4 GP (2015) Ltd. is the general partner of Pontifax 4 GP, Limited Partnership. Ran Nussbaum and Tomer Kariv are directors of Pontifax IV G.P. (2015) Ltd.

CUSIP No. M40527109	13G	Page 5 of 14 Pages

1.	Names of Reporting Persons Ran Nussbaum
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(c) ☐ (d) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 853,450[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 853,450[1]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 853,450[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.3%
12.	Type of Reporting Person (See Instructions) IN

1.	Consists of (a) 300,690 ordinary shares owned by Pontifax (Israel) 4, Limited Partnership and warrants to purchase 120,250 ordinary shares exercisable within 60 days of December 31, 2018, (b) 146,380 ordinary shares owned by Pontifax (Cayman) IV, L.P. and warrants to purchase 58,630 ordinary shares exercisable within 60 days of December 31, 2018, and (c) 162,500 ordinary shares owned by Pontifax (China) IV, L.P. and warrants to purchase 65,000 ordinary shares exercisable within 60 days of December 31, 2018. Pontifax 4 GP, Limited Partnership is the general partner of Pontifax (Israel) 4, Limited Partnership, Pontifax (Cayman) IV, L.P. and Pontifax (China) IV, L.P. Pontifax Management 4 GP (2015) Ltd. is the general partner of Pontifax 4 GP, Limited Partnership. Ran Nussbaum and Tomer Kariv are directors of Pontifax IV G.P. (2015) Ltd.

CUSIP No. M40527109	13G	Page 6 of 14 Pages

1.	Names of Reporting Persons Tomer Kariv
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(e) ☐ (f) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 853,450[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 853,450[1]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 853,450[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.3%
12.	Type of Reporting Person (See Instructions) IN

1.	Consists of (a) 300,690 ordinary shares owned by Pontifax (Israel) 4, Limited Partnership and warrants to purchase 120,250 ordinary shares exercisable within 60 days of December 31, 2018, (b) 146,380 ordinary shares owned by Pontifax (Cayman) IV, L.P. and warrants to purchase 58,630 ordinary shares exercisable within 60 days of December 31, 2018, and (c) 162,500 ordinary shares owned by Pontifax (China) IV, L.P. and warrants to purchase 65,000 ordinary shares exercisable within 60 days of December 31, 2018. Pontifax 4 GP, Limited Partnership is the general partner of Pontifax (Israel) 4, Limited Partnership, Pontifax (Cayman) IV, L.P. and Pontifax (China) IV, L.P. Pontifax Management 4 GP (2015) Ltd. is the general partner of Pontifax 4 GP, Limited Partnership. Ran Nussbaum and Tomer Kariv are directors of Pontifax IV G.P. (2015) Ltd.

CUSIP No. M40527109	13G	Page 7 of 14 Pages

1.	Names of Reporting Persons Pontifax 4 GP, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(g) ☐ (h) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 853,450[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 853,450[1]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 853,450[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.3%
12.	Type of Reporting Person (See Instructions) PN

1.	Consists of (a) 300,690 ordinary shares owned by Pontifax (Israel) 4, Limited Partnership and warrants to purchase 120,250 ordinary shares exercisable within 60 days of December 31, 2018, (b) 146,380 ordinary shares owned by Pontifax (Cayman) IV, L.P. and warrants to purchase 58,630 ordinary shares exercisable within 60 days of December 31, 2018, and (c) 162,500 ordinary shares owned by Pontifax (China) IV, L.P. and warrants to purchase 65,000 ordinary shares exercisable within 60 days of December 31, 2018. Pontifax 4 GP, Limited Partnership is the general partner of Pontifax (Israel) 4, Limited Partnership, Pontifax (Cayman) IV, L.P. and Pontifax (China) IV, L.P. Pontifax Management 4 GP (2015) Ltd. is the general partner of Pontifax 4 GP, Limited Partnership. Ran Nussbaum and Tomer Kariv are directors of Pontifax IV G.P. (2015) Ltd.

CUSIP No. M40527109	13G	Page 8 of 14 Pages

1.	Names of Reporting Persons Pontifax Management 4 GP (2015) Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(i) ☐ (j) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 853,450[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 853,450[1]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 853,450[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.3%
12.	Type of Reporting Person (See Instructions) CO

1.	Consists of (a) 300,690 ordinary shares owned by Pontifax (Israel) 4, Limited Partnership and warrants to purchase 120,250 ordinary shares exercisable within 60 days of December 31, 2018, (b) 146,380 ordinary shares owned by Pontifax (Cayman) IV, L.P. and warrants to purchase 58,630 ordinary shares exercisable within 60 days of December 31, 2018, and (c) 162,500 ordinary shares owned by Pontifax (China) IV, L.P. and warrants to purchase 65,000 ordinary shares exercisable within 60 days of December 31, 2018. Pontifax 4 GP, Limited Partnership is the general partner of Pontifax (Israel) 4, Limited Partnership, Pontifax (Cayman) IV, L.P. and Pontifax (China) IV, L.P. Pontifax Management 4 GP (2015) Ltd. is the general partner of Pontifax 4 GP, Limited Partnership. Ran Nussbaum and Tomer Kariv are directors of Pontifax IV G.P. (2015) Ltd.

CUSIP No. M40527109	13G	Page 9 of 14 Pages

Introductory Note: This Schedule 13G is filed on behalf of Pontifax (Israel) 4, Limited Partnership, a limited partnership organized under the laws of the State of Israel, Pontifax (Cayman) IV, L.P., a limited partnership organized under the laws of the Cayman Islands, Pontifax (China) IV, L.P., a limited partnership organized under the laws of the Cayman Islands, Pontifax 4 GP, Limited Partnership, a limited partnership organized under the laws of the State of Israel, Pontifax Management IV, G.P. (2015) Ltd., an Israeli company, Ran Nussbaum and Tomer Kariv, in respect of ordinary shares of Entera Bio Ltd.

Item 1(a).	Name of Issuer:

Entera Bio Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Kiryat Hadassah Minrav Building - Fifth Floor, Jerusalem 9112002 Israel

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Pontifax (Israel) 4, Limited Partnership, Pontifax (Cayman) IV, L.P., Pontifax (China) IV, L.P., Pontifax 4 GP, Limited Partnership, Pontifax Management IV, G.P. (2015) Ltd., Ran Nussbaum and Tomer Kariv.

Item 2(b).	Address of Principal Offices or, if None, Residence:

The addresses of the Reporting Persons are:

Pontifax (Israel) 4, Limited Partnership – 14 Shenkar St. Herzliya, 46140, Israel

Pontifax (Cayman) IV, L.P. – PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Pontifax (China) IV, L.P. - PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Pontifax 4 GP, Limited Partnership - 14 Shenkar St. Herzliya, 46140, Israel

Pontifax Management IV, G.P. (2015) Ltd. – 14 Shenkar St. Herzliya, 46140, Israel

Ran Nussbaum - 14 Shenkar St. Herzliya, 46140, Israel

Tomer Kariv - 14 Shenkar St. Herzliya, 46140, Israel

Item 2(c).	Citizenship:

Pontifax (Israel) 4, Limited Partnership is organized in the State of Israel, Pontifax (Cayman) IV, L.P. is organized in the Cayman Islands, Pontifax (China) IV, L.P. is organized in the Cayman Islands, Pontifax 4 GP, Limited Partnership is organized in the State of Israel, Pontifax Management IV, G.P. (2015) Ltd. is incorporated in the State of Israel, Ran Nussbaum is a citizen of the State of Israel, and Tomer Kariv is a citizen of the State of Israel.

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

M40527109

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

CUSIP No. M40527109	13G	Page 10 of 14 Pages

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned:

853,450 shares1

(b)	Percent of class:

7.3%1

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

Pontifax (Israel) 4, Limited Partnership – 420,940 shares

Pontifax (Cayman) IV, L.P. – 205,010 shares

Pontifax (China) IV, L.P. – 227,500 shares

(ii)	Shared power to vote or direct the vote: 853,450 shares[1]

(iii)	Sole power to dispose or to direct the disposition of:

Pontifax (Israel) 4, Limited Partnership – 420,940 shares

Pontifax (Cayman) IV, L.P. – 205,010 shares

Pontifax (China) IV, L.P. – 227,500 shares

(iv)	Shared power to dispose or to direct the disposition of: 853,450 shares [1]

1.	Consists of (a) 300,690 ordinary shares owned by Pontifax (Israel) 4, Limited Partnership and warrants to purchase 120,250 ordinary shares exercisable within 60 days of December 31, 2018, (b) 146,380 ordinary shares owned by Pontifax (Cayman) IV, L.P. and warrants to purchase 58,630 ordinary shares exercisable within 60 days of December 31, 2018, and (c) 162,500 ordinary shares owned by Pontifax (China) IV, L.P. and warrants to purchase 65,000 ordinary shares exercisable within 60 days of December 31, 2018. Pontifax 4 GP, Limited Partnership is the general partner of Pontifax (Israel) 4, Limited Partnership, Pontifax (Cayman) IV L.P. and Pontifax (China) IV L.P. Pontifax Management 4 GP (2015) Ltd. is the general partner of Pontifax 4 GP, Limited Partnership. Ran Nussbaum and Tomer Kariv are directors of Pontifax IV G.P. (2015) Ltd.

CUSIP No. M40527109	13G	Page 11 of 14 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. M40527109	13G	Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

PONTIFAX (ISRAEL) 4, LIMITED PARTNERSHIP

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Director

PONTIFAX (CAYMAN) IV, L.P.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Director

PONTIFAX (CHINA) IV, L.P.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Director

PONTIFAX 4 GP, LIMITED PARTNERSHIP

By:	/s/ Pontifax 4 GP Limited Partnership
Name:	Pontifax 4 GP Limited Partnership
Title:	General Partner

PONTIFAX MANAGEMENT 4 GP (2015) LTD.

By:	/s/ Pontifax Management 4 GP (2015) Ltd.
Name:	Pontifax Management 4 GP (2015) Ltd.
Title:	General Partner

/s/ Ran Nussbaum
RAN NUSSBAUM

/s/ Tomer Kariv
TOMER KARIV

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. M40527109	13G	Page 13 of 14 Pages

EXHIBIT INDEX

A.	Joint Filing Agreement, dated as of February 14, 2019, by and among Pontifax (Israel) 4, Limited Partnership, Pontifax (Cayman) IV, L.P., Pontifax (China) IV, L.P., Pontifax 4 GP, Limited Partnership, Pontifax Management IV, G.P. (2015) Ltd., Ran Nussbaum, and Tomer Kariv.

CUSIP No. M40527109	13G	Page 14 of 14 Pages

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the Ordinary Shares of NIS NIS 0.0000769 par value, of Entera Bio Ltd., dated as of February 14, 2019, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 14, 2019

PONTIFAX (ISRAEL) 4, LIMITED PARTNERSHIP

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Director

PONTIFAX (CAYMAN) IV, L.P.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Director

PONTIFAX (CHINA) IV, L.P.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Director

PONTIFAX 4 GP, LIMITED PARTNERSHIP

By:	/s/ Pontifax 4 GP Limited Partnership
Name:	Pontifax 4 GP Limited Partnership
Title:	General Partner

PONTIFAX MANAGEMENT 4 GP (2015) LTD.

By:	/s/ Pontifax Management 4 GP (2015) Ltd.
Name:	Pontifax Management 4 GP (2015) Ltd.
Title:	General Partner

/s/ Ran Nussbaum
RAN NUSSBAUM

/s/ Tomer Kariv
TOMER KARIV